Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: April 4, 2023

Mornings with Maria – Interview with Maria Bartiromo and Michael Seifert

Mornings with Maria (FOX Business)

April 4, 2023

Maria Bartiromo: PublicSq., the largest online conservative marketplace that connects people and businesses, is helping shoppers put their money toward companies that they value -- American values. I want to talk about PublicSq. It’s gotten a lot of attention recently. We have the founder and CEO with us this morning, Michael Seifert. Michael, congratulations. Thanks very much for being here. I know that in February, PublicSq. announced plans to go public with Colombier Acquisition. Tell us more about that. But, before you get into the SPAC deal, tell us about PublicSq. and who the users are.

Michael Seifert: Well, thanks for having me, Maria. It’s been an amazing ride thus far. We have created, in less than ten months since our national launch, the largest marketplace of pro-American businesses and consumers that our nation has ever seen in order to address a largely underserved market. I’m a part of this market. I’ve felt what it feels like to be an American that is watching corporate America largely leave my values behind. There’s this massive unaddressed market of patriotic Americans that want to support American companies that prioritize the Constitution and the values and the freedoms that have made this country so special in the first place. So, we’ve created an online directory for those consumers to match with the businesses that share and respect those same values so that we can ultimately shift the power back to the people with commerce, and we are just getting started. We’ve recently announced that we are heading public with Colombier Acquisition Corp, $CLBR on the New York Stock Exchange. There’s a great team there that shares our values. We want to go public primarily because we’ve been a company that’s by the people, it’s for the people and now it’s time to be owned by we the people.

Maria Bartiromo: Well, I love the idea but, Michael, let me ask you about your business model. How do you make money? Are you talking about being in exchange to connect people to buy things that are American made, that are in step with their values? Or are you also trying to be a social media company that just creates opportunity for conversation and debate?

Michael Seifert: So, we are not a social media company. We are certainly a marketplace. Now, what’s great about the platform is that it provides community because there’s trust fundamental in every transaction. So, we actually had one consumer member reach out a few months ago and say I feel like I just made 6,000 new best friends, because I immediately had a connection to the other consumers in the businesses that are on the platform. But the primary function of our platform is to be able to transact to get exposed to these businesses that have respected our set of values, that have similar desires for the marketplace. Many of the businesses on the platform will actually give discounts to consumers for going there, which is great. So you can actually receive incentive for spending money in alignment with your values. And ultimately, we’ve created the ecosystem. So, what’s great is that there are multiple opportunities for revenue within our platform because we’ve created this -- what has started as a microcosm, but it’s becoming a major force in our economy, even in the early stages here. And so we’re really looking forward to the future because what we’ve learned is that there’s a strong drive from what we believe to be 100 million plus Americans that have said, I’m done with the progressive corporations. I’m tired of being lectured to about my politics. I’m ready to spend money with businesses that love this country, love the freedoms and the values that have made us so special in the first place. And then for us, we get to be the broker of those transactions, those life relationships and that’s a really special opportunity.

Maria Bartiromo: And are there enough businesses out there that you can identify that will meet the needs of potential users and customers? For those people who say I don’t want to buy athletic gear from a company that may be making those -- that gear in China? We don’t know if it’s Xinjiang or anywhere else in China, I don’t want to be part of a company that is getting involved in, you know, election interference in Georgia, or wherever. In other words, are there enough outlets out there that you can actually point people to as an alternative to those products that they may want that are made elsewhere?

Michael Seifert: Absolutely, Maria, and it goes even so much deeper than simply saying you’re pro American, saying you’re pro these values. We have five core values, when a new business joins today, they agree to respect these values. And that helps the consumers know that there’s, again, that trust that’s fundamental to the transaction. But what’s great is that no matter what you’re looking for, we’ve found that we have access to solutions, that the exposure that we’ve been able to provide to businesses across all different industries is really enormous. It’s actually blown one of my own expectations away. I’ll give you examples. We’ve, at PublicSq., found our own bank, that we bank with, through our own platform. We’re having daily circumstances happen in pop culture, like Budweiser recently coming out with Bud Light, we have alternatives on the platform. So anytime something happens in culture, we’re able to point to an alternative that’s high in quality and helps these consumers feel like they’re putting purpose behind their purchase.

Maria Bartiromo: Michael, real quick before you go, are you going to be able to grow and gain scale here? Because we all know it’s tough. To go public through -- a -- in this form that you’re doing it. Because, look at all of the regulation coming against some of those transactions, look at TruthSocial and the tough time that it’s had trying to go public, look at Twitter and the Twitter files that we learned. So, will you be able to gain scale through this public offering?

Michael Seifert: We believe we will, Maria. We believe we’ve operated with integrity at the highest levels. That’s been our goal. And we believe that in less than, you know, right around two years since we’ve incorporated, we have felt like we’ve tried to do things by the book and make sure that we’re pursuing excellence and all that we do and more important than anything else. The market is there for this. The market is ready for this. We have heard daily from thousands of consumers that are joining, signing up with new memberships and saying this marketplace is for me, I am moving my purchases here. I am firing these other companies and I’m hiring you because I believe that this needs to be the future of the American economy. And we believe that that momentum and that movement is so strong, we believe nothing can stop it. We’re really excited for the partnerships that we’ve created, and we believe that the future’s bright at PublicSq.

Maria Bartiromo: All right, we will be watching PublicSq. and of course, the SPAC taking you public. Michael, thanks very much. Michael Seifert - congratulations to you.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiii) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xiv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xv) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s IPO prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq., or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

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